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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

RRSat Global Communications Network Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.01 Per Share

(Title of Class of Securities)

M8183P102

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M8183P102	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS. Del-Ta Engineering Equipment Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 8,676,500
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 6,085,800
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,676,500
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8183P102	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS. Rapac Electronics Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 8,676,500
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 6,085,800
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,676,500
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8183P102	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS. InterGamma Investment Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 8,676,500
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 6,085,800
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,676,500
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8183P102	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS. Tanhum Oren I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 8,676,500
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 6,085,800
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,676,500
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. M8183P102	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS. David Rivel I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 2,590,700
	7	SOLE DISPOSITIVE POWER 2,590,700
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,590,700
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a)	Name of Issuer

RRSat Global Communications Network Ltd. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

4 Hagoren Street, Industrial Park, Omer 84965, Israel.

Item 2(a)-(b)	Name of Person Filing; Address of Principal Business Office or, if none, Residence

(a)	Del-Ta Engineering Equipment Ltd. The principal business office is located at 8 Shaul Hamelech Blvd., Tel Aviv 64733, Israel.

(b)	Rapac Electronics Ltd. The principal business office is located at 8 Shaul Hamelech Blvd., Tel Aviv 64733, Israel.

(c)	InterGamma Investment Ltd. The principal business office is located at 16 Abba Even Blvd., Herzeliya 46103, Israel.

(d)	Tanhum Oren. The principal business office is located at 16 Abba Even Blvd., Herzeliya 46103, Israel.

(e)	David Rivel. The principal business office is located at 4 Hagoren Street, Industrial Park, Omer 84965, Israel.

Item 2(c)	Citizenship

Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

Item 2(d)	Title of Class of Securities

Ordinary Shares, par value NIS 0.01 per share, of the Issuer (“Ordinary Shares”).

Item 2(e)	CUSIP Number

M8183P102

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4	Ownership

Del-Ta Engineering Equipment Ltd.

(a)	Amount beneficially owned: 8,676,500 Ordinary Shares. Del-Ta Engineering Equipment Ltd. is the record owner of 6,085,800 Ordinary Shares. By virtue of the shareholders agreement between Del-Ta Engineering Equipment Ltd. and David Rivel, pursuant to which Mr. Rivel granted Del-Ta Engineering Equipment Ltd. an irrevocable proxy to vote all shares beneficially owned by Mr. Rivel at shareholders meetings on any matter relating to the election of directors, Del-Ta Engineering Equipment Ltd. may be deemed to beneficially own, and share the power to vote, the 2,590,700 Ordinary Shares beneficially owned by David Rivel.

(b)	Percentage of class: 50.2%

Page 7 of 11 Pages

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 8,676,500
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 6,085,800

Rapac Electronics Ltd.

(a)	Amount beneficially owned: 8,676,500 Ordinary Shares. Rapac Electronics Ltd. beneficially owns all of the outstanding shares of Del-Ta Engineering Equipment Ltd. By reason of Rapac Electronics Ltd.‘s control over Del-Ta Engineering Equipment Ltd., Rapac Electronics Ltd. may be deemed to beneficially own, and share the power to vote and dispose of, the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd.

(b)	Percentage of class: 50.2%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 8,676,500
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 6,085,800

InterGamma Investment Ltd.

(a)	Amount beneficially owned: 8,676,500 Ordinary Shares. InterGamma InvestmentLtd. beneficially owns shares of Rapac Electronics Ltd. representing approximately 80% of the voting power of Rapac Electronics Ltd. By reason of InterGamma InvestmentLtd.‘s control over Rapac Electronics Ltd., InterGamma InvestmentLtd. may be deemed to beneficially own, and share the power to vote and dispose of, the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd.

(b)	Percentage of class: 50.2%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 8,676,500
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 6,085,800

Tanhum Oren

(a)	Amount beneficially owned: 8,676,500 Ordinary Shares. Tanhum Oren beneficially owns share of InterGamma InvestmentLtd. representing approximately 63% of the voting power of InterGamma InvestmentLtd. By reason of Mr. Oren’s control over InterGamma Investment Ltd., Mr. Oren may be deemed to beneficially own, and share the power to vote and dispose of, the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. Mr. Oren disclaims beneficial ownership of the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in InterGamma InvestmentLtd.

(b)	Percentage of class: 50.2%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 8,676,500
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 6,085,800

Page 8 of 11 Pages

David Rivel

(a)	Amount beneficially owned: 2,590,700 Ordinary Shares. David Rivel is the record owner of 2,552,900 Ordinary Shares and the holder of options to purchase 37,800 Ordinary Shares, exercisable beginning on a date within 60 days of December 31, 2006.

(b)	Percentage of class: 15.0%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 2,552,900
Sole power to dispose or direct the disposition of: 2,552,900
Shared power to dispose or direct the disposition of: N/A

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security BeingReported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Incorporated by reference to Items 2 and 4 of this Schedule 13G.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

Page 9 of 11 Pages

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2007	DEL-TA ENGINEERING EQUIPMENT LTD. By: /s/ GILAD RAMOT —————————————— Gilad Ramot General Manager

RAPAC ELECTRONICS LTD. By: /s/ RON OREN —————————————— Ron Oren CEO and President

INTERGAMMA INVESTMENT LTD. By: /s/ TANHUM OREN —————————————— Tanhum Oren CEO

By: /s/ YIGAL BERMAN —————————————— Yigal Berman CFO

/s/ TANHUM OREN —————————————— TANHUM OREN

/s/ DAVID RIVEL —————————————— DAVID RIVEL

Page 10 of 11 Pages

EXHIBIT A TO SCHEDULE 13G

Joint Filing Agreement

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby agree (i) to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value NIS 0.01 per share, of RRSat Global Communications Network Ltd., and (ii) that this Joint Filing Agreement be included as an Exhibit to such joint filing; provided, however, that as contemplated by Rule 13d-1(k)(2) under the Exchange Act, no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to know such information is inaccurate.

        This Joint Filing Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement this 31st day of January 2007.

DEL-TA ENGINEERING EQUIPMENT LTD. By: /s/ GILAD RAMOT —————————————— Gilad Ramot General Manager

RAPAC ELECTRONICS LTD. By: /s/ RON OREN —————————————— Ron Oren CEO and President

INTERGAMMA INVESTMENT LTD. By: /s/ TANHUM OREN —————————————— Tanhum Oren CEO

By: /s/ YIGAL BERMAN —————————————— Yigal Berman CFO

/s/ TANHUM OREN —————————————— TANHUM OREN

/s/ DAVID RIVEL —————————————— DAVID RIVEL

Page 11 of 11 Pages